UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
 Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 7, 2016, Macrocure Ltd. (the “Company” or “Macrocure”) published a notice (the “Notice”) that it will hold a special general meeting of shareholders at the offices of its Israeli counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan 5250608, Israel, on Monday, December 12, 2016 at 3:00 p.m., Israel time.  The special meeting is being called to approve, among related matters, the merger of the Company with Leap Therapeutics, Inc. (“Leap”), a clinical stage immuno-oncology company, pursuant to which the Company will become a wholly-owned subsidiary of Leap, and Leap will become a public company whose shares will be traded on NASDAQ (assuming the approval of its listing application, such approval being a condition to the consummation of the merger) (collectively, the “Merger”).

The Company will distribute a proxy statement (which will include the full version of the proposed resolutions), a proxy card and a prospectus of Leap describing the Merger, Leap’s business and related matters to all shareholders of record after the record date for the meeting. A copy of the Notice is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements that are not historical facts, such as statements regarding whether shares of Leap will be listed for trading on NASDAQ, whether agenda items at the special meeting will be approved, and assumptions and results related to financial results, forecasts, clinical trials, and regulatory authorizations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed Merger, the occurrence of any event, change, or other circumstance that could result in the termination of the merger agreement or the anticipated financing, receipt and timing of any required governmental or regulatory approvals relating to the registration and listing of Leap’s common stock or otherwise relating to the Merger, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this Form 6-K and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the meeting, Macrocure will send to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on those proposals. Macrocure’s shareholders will also receive a copy of Leap’s prospectus, which describes Leap, its business, the merger, the rights of Leap’s shareholders, and related risks, among other matters.

Macrocure will also be furnishing copies of the proxy statement and form of proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K, while Leap has filed its preliminary prospectus with the SEC as part of its Registration Statement on Form S-4 (SEC File No. 333-213794), and, when appropriate, will be filing its definitive prospectus with the SEC.

This communication is not a substitution for the registration statement, final prospectus, proxy statement, or any other documents that Leap and Macrocure may file with the SEC or send to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO, OR TO BE FILED WITH OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEAP, MACROCURE, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement, the prospectus, the proxy statement, and any other documents filed by Leap and Macrocure with the SEC (when available) at the SEC’s website at www.sec.gov. Copies of documents filed by Leap may be obtained for free by contacting Leap Investor Relations by mail at Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Investor Relations or by telephone at (617)-714-0360.  Copies of documents furnished by Macrocure may be obtained for free by contacting Macrocure Investor Relations by mail at Macrocure Ltd., 25 Hasivim Street, Kiryat Matalon, Petach Tikva 4959383, Israel, Attention: Investor Relations, by telephone at +(972)-54-565-6011, or by going to Macrocure’s Investor Relations page at http://investor.macrocure.com/. The contents of Macrocure’s website are not deemed to be incorporated by reference into the registration statement, the prospectus, or the proxy statement.

Macrocure Ltd. Contact
Shai Lankry, Chief Financial Officer
Shai@macrocure.com
+972-54-565-6011

Leap Therapeutics, Inc. Contact
Douglas E. Onsi, Chief Financial Officer
donsi@leaptx.com
+1-617-714-0360

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: November 7, 2016	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on November 7, 2016, announcing the calling of a special general meeting of shareholders of the Company